SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 9)

AMC Entertainment Holdings, Inc.
(Name of Issuer)

AMC Preferred Equity Units, each constituting a depositary share representing a 1/100th interest in a share of Series A Convertible Participating Preferred Stock
(Title of Class of Securities)

00165C203
(CUSIP Number)

Raph A. Posner
Antara Capital LP
55 Hudson Yards
47th Floor, Suite C
New York, NY 10001
Telephone: (646) 762 8593
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2023
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Himanshu Gulati

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 9 (“Amendment No. 9”) amends the Schedule 13D filed on January 4, 2023 (the “Original Schedule 13D” and, as amended, the “Schedule 13D”) and relates to AMC Preferred Equity Units (“APEs”), each constituting a depositary share representing a 1/100th interest in a share of Series A Convertible Participating Preferred Stock, of AMC Entertainment Holdings, Inc. (the “Issuer”), having its principal executive offices at One AMC Way 11500 Ash Street, Leawood, KS 66211. The Amendment No. 9 is being filed to report that the Reporting Persons are no longer beneficial owners of more than 5% of the APEs outstanding. Except as set forth herein, the Schedule 13D is unmodified. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

“Schedule I sets forth the further transactions that have occurred with respect to APEs beneficially owned in the aggregate by the Reporting Persons (together with those certain transactions set forth on Schedule I of Amendments Nos. 1, 2, 3, 4, 5, 6, 7 and 8 to the Schedule 13D, the “Additional Open Market Shares”).”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

“(a)

The Reporting Persons do not own any APEs of the Issuer.

(b)

Not applicable.

(c)

Schedule I of Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9 sets forth all transactions with respect to the Additional Open Market Shares effected by Reporting Persons since the Original Schedule 13D. All such transactions with respect to the Additional Open Market Shares were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions.

On August 25, 2023, in connection with the Issuer’s previously announced conversion of the Issuer’s outstanding APEs into shares of the Issuer’s Class A common stock (the “Conversion”), the Issuer filed a Certificate of Elimination of Series A Convertible Participating Preferred Stock with the Secretary of State of the State of Delaware. Effective upon filing, all matters set forth in the Certificate of Designations of Series A Convertible Participating Preferred Stock were eliminated from the Company’s Third Amended and Restated Certificate of Incorporation, as amended. As a result of such Conversion, the Reporting Persons no longer own any APEs of the Company.

(d)

Not applicable.

(e)

The Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding APEs on August 25, 2023.”

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2023	Antara Capital Master Fund LP

By: Antara Capital LP, not in its individual corporate capacity, but solely as Investment Advisor and agent

By: Antara Capital GP LLC, its general partner

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: August 30, 2023	Antara Capital LP

By: Antara Capital GP LLC, its general partner

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: August 30, 2023	Antara Capital GP LLC

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: August 30, 2023	Antara Capital Fund GP LLC

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: August 30, 2023	/s/ Himanshu Gulati
Himanshu Gulati

SCHEDULE I

Additional Open Market Shares

Antara Capital Master Fund LP

Security	Trans. Type	Trade Date	Quantity	Price
APE	Sell	8/21/23	2,551,000	2.21
APE	Sell	8/21/23	440,300	2.21
APE	Sell	8/22/23	350,400	1.85
APE	Sell	8/22/23	2,030,200	1.85

Corbin Opportunity Fund, L.P.

Security	Trans. Type	Trade Date	Quantity	Price
APE	Sell	8/21/23	39,000	2.21
APE	Sell	8/22/23	31,056	1.85

Corbin ERISA Opportunity Fund, Ltd

Security	Trans. Type	Trade Date	Quantity	Price
APE	Sell	8/21/23	111,700	2.21
APE	Sell	8/22/23	88,900	1.85